November 8, 2018

Laurie L. Latham
Senior Vice President and Chief Financial Officer
Quest Resource Holding Corporation
3481 Plano Parkway
The Colony, TX 75056

       Re: Quest Resource Holding Corporation
           Registration Statement on Form S-3
           Filed October 12, 2018
           File No. 333-227800

Dear Ms. Latham:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 Filed October 12, 2018

General, page 1

1. Please tell us how you are eligible to conduct your offering on Form S-3. It appears that the aggregate market value of your voting and non-voting common equity held by non-
       affiliates during the 60 days prior to the date of filing of the registration statement is less than $75 million, as required by General Instruction I.B.1 of Form S-3. If you believe that you are eligible to register securities on Form S-3 in reliance on General Instruction I.B.6, please comply with Instruction 7 to the General Instruction I.B.6. Laurie L. Latham
Quest Resource Holding Corporation
November 8, 2018
Page 2
Prospectus Cover Page, page 2

2. Rule 430B(b) permits omission of the number of shares registered for resale and the list of selling shareholders "for primary offerings pursuant to General Instruction I.B.1." Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling stockholders in the Selling Security Holders section. Please refer to Rule 430B(b)(2) and Instruction II.G of Form S-3.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sherry Haywood (Staff Attorney) at (202) 551-3345 or Asia Timmons-
Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                             Sincerely,

FirstName LastNameLaurie L. Latham                           Division of
Corporation Finance
                                                             Office of
Manufacturing and
Comapany NameQuest Resource Holding Corporation
                                                             Construction
November 8, 2018 Page 2
cc:       Katherine A. Beck, Greenberg Traurig
FirstName LastName